UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: November 6, 2014

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated November 6, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 6, 2014	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS

THIRD QUARTER 2014 RESULTS

Highlights

•

Reported third quarter 2014 adjusted net income attributable to shareholders of Teekay Tankers of $2.6 million, or $0.03 per share (excluding specific items which increased GAAP net income by $3.3 million, or $0.04 per share).

•	Generated third quarter 2014 Cash Available for Distribution (CAD) of $0.19 per share, an increase of 90 percent from the same period of the prior year.

•	On August 1, 2014, completed the acquisition of a 50 percent interest in Teekay Corporation’s commercial and technical management operations.

•	In October 2014, secured time charter-in contracts for two additional Aframax tankers, bringing the total in-chartered fleet to ten vessels.

•	In October 2014, Teekay Tankers invested approximately $10 million to purchase an additional 935,130 shares of Tanker Investments Limited.

Hamilton, Bermuda, November 6, 2014 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported adjusted net income attributable to its shareholders (1) of $2.6 million, or $0.03 per share, for the quarter ended September 30, 2014, compared to adjusted net loss attributable to its shareholders of $4.0 million, or $0.05 per share, for the same period in the prior year. The increase in adjusted net income attributable to its shareholders is primarily due to stronger spot tanker rates in the third quarter of 2014 compared to the same period in the prior year, an increase in fleet size due to the addition of six in-chartered vessels delivered during 2014 and higher equity income due to commercial and technical management fees earned through the Company’s 50 percent interest in the conventional tanker commercial management and technical management operations purchased from Teekay Corporation on August 1, 2014. Adjusted net income attributable to its shareholders excludes a number of specific items that had the net effect of increasing net income attributable to its shareholders by $3.3 million, or $0.04 per share, for the three months ended September 30, 2014 and increasing net loss attributed to its shareholders by $10.6 million, or $0.12 per share, for the three months ended September 30, 2013, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to its shareholders of $5.9 million, or $0.07 per share, for the quarter ended September 30, 2014, compared to a net loss attributable to its shareholders of $14.6 million, or $0.17 per share, for the quarter ended September 30, 2013. Net revenues (2) were $50.6 million and $39.0 million for the quarters ended September 30, 2014 and September 30, 2013, respectively.

For the nine months ended September 30, 2014, the Company reported adjusted net income attributable to its shareholders (1) of $15.3 million, or $0.18 per share, compared to adjusted net loss attributed to its shareholders of $13.9 million, or $0.17 per share, for the same period in the prior year. The increase in adjusted net income attributable to its shareholders is primarily due to stronger spot tanker rates for the first nine months of 2014 compared to the same period in the prior year, an increase in fleet size due to addition of six in-chartered vessels delivered during 2014, an increase in interest income recognized from the Company’s investment in term loans, which concluded in March 2014, and higher equity income from the Company’s equity accounted investments for the nine months ended September 30, 2014 as compared to the same period in the prior year. Adjusted net income attributable to its shareholders excludes a number of specific items that had the net effect of increasing net income attributable to its shareholders by $21.5 million, or $0.25 per share, and increasing the net loss attributable to its shareholders by $8.4 million, or $0.10 per share, for the nine month periods ended September 30, 2014 and September 30, 2013, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to its shareholders of $36.9 million, or $0.43 per share, for the nine months ended September 30, 2014, compared to net loss attributable to its shareholders of $22.3 million, or $0.27 per share, for the nine months ended September 30, 2013. Net revenues (2) were $151.7 million and $122.1 million for the nine months ended September 30, 2014 and September 30, 2013, respectively.

(1)

Adjusted net income (loss) attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

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During the third quarter of 2014, the Company generated $16.2 million, or $0.19 per share, of Cash Available for Distribution (3), compared to $8.7 million, or $0.10 per share, in the third quarter of 2013 due to the reasons noted above. On October 3, 2014, Teekay Tankers declared a dividend of $0.03 per share for the third quarter of 2014, which was paid on October 31, 2014 to all shareholders of record on October 17, 2014. Since the Company’s initial public offering in December 2007, it has declared dividends in 28 consecutive quarters, which now total $7.395 per share on a cumulative basis.

“Crude spot tanker rates for the third quarter of 2014 reached their highest average for a third quarter since 2008,” commented Kevin Mackay, Chief Executive Officer of Teekay Tankers. “Stronger seasonal oil demand early in the quarter, an increase in long-haul crude tanker movements from the Atlantic to Pacific and an increase in oil purchases for onshore commercial and strategic storage were some of the key factors that combined to push average spot tanker rates higher during the quarter. Although rates weakened slightly in September, they rebounded again in October in part due to the completion of refinery turnarounds and an increase in global imports ahead of the winter season. Despite recent downward revisions in global economic growth forecasts, we believe that limited crude tanker fleet growth and a continued increase in long-haul crude tanker movements from the Atlantic to Pacific basins will continue to support a general firming of average spot tanker rates, while the impact of lower global oil prices, will result in a reduction in ship operating costs through reduced bunker fuel prices”.

“Given our positive spot tanker rate outlook, Teekay Tankers has continued to strategically increase its spot tanker exposure through new in-charter contracts at favourable rates and with option periods,” Mr. Mackay continued. “Last month, we secured two additional in-charter Aframax tankers, which will add over 1,175 days to our overall spot tanker exposure and bring our total in-chartered portfolio to ten vessels in time for what we expect will be a stronger winter tanker market. Combined with strong operating leverage and a low cash break-even rate, we believe Teekay Tankers is well-positioned to benefit from a sustained tanker market recovery.”

(3)

Cash Available for Distribution (CAD) represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items, CAD from equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives and other non-cash items. Please refer to Appendix B to this release for a reconciliation of Cash Available for Distribution (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

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Summary of Recent Developments

New Time Charter-In Vessels

In October 2014, Teekay Tankers secured time charter-in contracts for two additional Aframax vessels, which increased Teekay Tankers’ total time charter-in fleet to ten vessels. The new time charter-in contracts have an average daily rate of $18,000 and firm contract periods of six to 33 months, with extension options.

Investment in Tanker Investments Ltd.

In October 2014, Teekay Tankers acquired an additional 0.9 million common shares of Tanker Investments Ltd. (TIL) for a cost of approximately $10 million. The additional investment increases Teekay Tankers’ total ownership of TIL to 3.4 million, or approximately 9.3 percent adjusted for TIL’s recent share repurchase program.

Acquisition of Teekay Corporation’s Commercial and Technical Operations

On August 1, 2014, the Company completed the acquisition of a 50 percent interest in Teekay Tanker Operations Ltd., which owns Teekay’s conventional tanker commercial and technical management operations, for an aggregate purchase price of approximately $24 million (including $7 million in net working capital). As consideration for this acquisition, the Company issued 4.2 million shares to Teekay Corporation (Teekay), which had a value of $17 million, or $4.03 per share, on the acquisition closing date, and paid Teekay approximately $7 million in cash for the net working capital it assumed in connection with the purchase.

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Tanker Market

Crude tanker spot rates strengthened significantly during the third quarter of 2014, with rates achieving the highest average level for a third quarter since 2008. The increase in tanker rates was primarily due to a combination of stronger seasonal oil demand in July and August, an increase in long-haul crude movements from the Atlantic to Pacific and an increase in oil purchases for onshore commercial and strategic storage. These stronger tanker rates weakened towards the end of the third quarter due to the onset of seasonal refinery maintenance, but have since strengthened again in early October ahead of the peak winter demand season. The recent strength in tanker rates is in part due to the impact of lower global oil prices, which is having a positive impact on tanker rates in a number of ways:

•	Lower oil prices encourage stockpiling of crude oil, particularly in China where the government continues to fill the second stage of its Strategic Petroleum Reserve;

•	A contango price structure for crude oil futures encourages buying and could lead to floating storage of oil if the spread between the current and future oil price widens;

•	Lower oil and fuel prices, if sustained, could translate into higher oil demand over time; and

•	Reduced bunker prices are positive for tanker earnings by lowering voyage operating costs.

Long Range 2 (LR2) product tanker spot rates also strengthened during the third quarter, with August rates averaging the highest level since December 2009. LR2 rates have been supported by high levels of Asian naphtha imports from the West coupled with an increase in long-haul product exports from new refineries in the Middle East and Asia. A reduction in global oil prices in recent weeks has also been positive for the LR2 trade, as lower naphtha prices in relation to liquefied petroleum gas (LPG) has led some petrochemical plants to process more naphtha instead of LPG.

The global tanker fleet grew by 4.9 million deadweight tonnes (mdwt), or 1.0 percent, in the first nine months of 2014. The majority of the fleet growth occurred in the product tanker sector while the crude tanker fleet grew by just 1.1 mdwt, or 0.3 percent. The global Very Large Crude Carrier (VLCC) fleet has grown by a net seven vessels, or 1.1 percent, in the first nine months of the year while the Suezmax and uncoated Aframax fleets have reduced in size by two vessels, or 0.4 percent, and 13 vessels, or 2.0 percent, respectively. Looking ahead, the Company forecasts 2.0 percent net global tanker fleet growth in 2015 with growth once again weighted towards the product tanker sector and another year of negative fleet growth for the Suezmax and uncoated Aframax sectors.

In October 2014, the International Monetary Fund lowered its outlook for global economic growth to 3.3 percent in 2014, from 3.7 percent, and reduced its 2015 outlook to 3.8 percent, from 4.0 percent. This downward revision has filtered through to global oil demand forecasts with expected demand growth of 0.9 million barrels per day (mb/d) in 2014 and 1.2 mb/d in 2015 compared to forecast growth of 1.2 mb/d and 1.4 mb/d, respectively, in previous forecasts (based on an average of forecasts from the International Energy Agency, the Energy Information Administration, and OPEC).

Despite this downward revision to oil demand forecasts, the tanker market outlook remains positive for the crude tanker sector due to a combination of a shrinking mid-size crude tanker fleet and a continued increase in tanker tonne-mile demand, as an increasing amount of crude oil moves long-haul from the Atlantic to Pacific basins, which is expected to drive an increase in tanker fleet utilization and spot tanker rates during the remainder of 2014 and 2015.

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Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013
Time-Charter Out Fleet
Suezmax revenue days	184	182	134
Suezmax TCE per revenue day	$20,373	$20,166	$20,448
Aframax revenue days	697	761	825
Aframax TCE per revenue day	$17,848	$17,628	$17,542
MR revenue days	92	91	92
MR TCE per revenue day (i)	$36,666	$36,219	$35,633

Spot Fleet
Suezmax revenue days	730	727	716
Suezmax spot TCE per revenue day	$21,134	$16,089	$13,799
Aframax revenue days	371	266	284
Aframax spot TCE per revenue day (ii)	$22,105	$15,540	$13,583
LR2 revenue days	511	273	275
LR2 spot TCE per revenue day	$17,232	$13,340	$12,488
MR revenue days	151	182	184
MR spot TCE per revenue day	$13,365	$11,656	$15,067
VLCC revenue days	—	76	—
VLCC spot TCE per revenue day	—	$11,280	—

Total Fleet
Suezmax revenue days	914	909	850
Suezmax TCE per revenue day	$20,980	$16,906	$14,845
Aframax revenue days	1,068	1,027	1,109
Aframax TCE per revenue day	$18,410	$17,087	$16,528
LR2 revenue days	511	273	275
LR2 TCE per revenue day	$17,232	$13,340	$12,488
MR revenue days	243	273	276
MR TCE per revenue day (i)	$22,199	$19,844	$21,923
VLCC revenue days	—	76	—
VLCC TCE per revenue day	—	$11,280	—

(i)	The charter rate on the Medium Range (MR) tanker includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.
(ii)

The combined average spot TCE rate for the Aframax tankers trading in both the Aframax Pool and on non-pool voyage charters was $19,466 per day and $15,462 per day for the three months ended September 30, 2014 and June 30, 2014, respectively. No Aframax tankers in the Company’s fleet were traded in the non-pool voyage charters for the three months ended September 30, 2013.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of November 1, 2014 (including committed charter-in vessels to be delivered):

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers	8	—	8
MR Product Tankers	1	—	1
VLCC Tanker (i)	1	—	1

Total Fixed-Rate Fleet	12	—	12

Spot-rate:
Suezmax Tankers	8	—	8
Aframax Tankers (ii)	3	6	9
LR2 Product Tankers (iii)	3	4	7
MR Product Tankers	2	—	2

Total Spot Fleet	16	10	26

Total Teekay Tankers Fleet	28	10	38

(i)	The Company’s ownership interest in this vessel is 50 percent.
(ii)

One Aframax tanker is currently in-chartered for a 12-month period ending in January 2015, with options to extend for up to an additional 24 months, one Aframax tanker is currently in-chartered for a 12-month period ending in June 2015, with an option to extend for up to an additional nine months, one Aframax tanker is currently in-chartered for an 18-month period ending March 2016, one Aframax tanker is currently in-chartered for a six-month period ending April 2015, with options to extend for up to an additional 12 months and one Aframax tanker is currently in-chartered for a 12-month period ending October 2015, with options to extend for up to an additional 12 months. We expect the remaining time charter-in Aframax vessels to deliver in the fourth quarter of 2014.

(iii)

One LR2 product tanker is currently in-chartered for a 12-month period ending in June 2015, with an option to extend up to an additional 12 months, one LR2 product tanker is currently in-chartered for a 12-month period ending in July 2015, with an option to extend up to an additional six months and two LR2 product tankers are currently in-chartered for six month periods ending in February 2015 with options to extend up to an additional 12 months.

Liquidity

As of September 30, 2014, the Company had total liquidity of $238.7 million (which consisted of $46.4 million of cash and $192.3 million in an undrawn revolving credit facility), compared to total liquidity of $250 million as at June 30, 2014.

Conference Call

The Company plans to host a conference call on Thursday, November 6, 2014 at 1:00 p.m. (ET) to discuss its results for the third quarter of 2014. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 505-9568 or (416) 204-9271, if outside of North America, and quoting conference ID code 3098883.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, November 13, 2014. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 3098883.

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About Teekay Tankers

Teekay Tankers directly owns a fleet of 27 double-hull vessels, including 11 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three Medium-Range (MR) product tankers and has contracted six time charter-in Aframax tankers and four time charter-in LR2 product tankers. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading, and its vessels are commercially and technically managed by a joint venture company in which Teekay Tankers and Teekay Corporation (NYSE: TK) each own a 50 percent interest. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a minority interest in Tanker Investments Ltd. (OSLO: TIL), which currently owns a fleet of 14 modern tankers. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Web site: www.teekaytankers.com

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30	September 30,	September 30,
	2014	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	19,986	20,533	20,600	62,001	67,488
Net pool revenues	31,648	20,518	18,879	82,329	50,470
Voyage charter revenues	1,836	3,382	—	6,214	4,283
Interest income from investment in term loans (1)	—	—	—	9,118	5,683

Total revenues	53,470	44,433	39,479	159,662	127,924

Voyage expenses	(2,872)	(3,612)	(483)	(7,923)	(5,845)
Vessel operating expenses	(22,935)	(23,585)	(21,859)	(69,314)	(69,745)
Time-charter hire expense	(6,309)	(1,112)	(1,216)	(8,473)	(5,153)
Depreciation and amortization	(12,451)	(12,425)	(11,935)	(37,378)	(35,720)
General and administrative expenses	(2,890)	(3,163)	(3,317)	(9,245)	(10,240)
Loss provision on investment in term loans	—	—	(10,399)	—	(14,910)
Gain (loss) on sale of vessels (2)	—	9,955	—	9,955	(71)

Income (loss) from operations	6,013	10,491	(9,730)	37,284	(13,760)

Interest expense	(2,042)	(2,274)	(2,440)	(6,663)	(7,555)
Interest income	49	60	71	247	95
Realized and unrealized gain (loss) on derivative instruments (3)	447	(3,614)	(2,492)	(1,523)	(510)
Equity income (4)	1,612	15	458	4,221	290
Other (expenses) income	(217)	(89)	(458)	3,317	(828)

Net income (loss)	5,862	4,589	(14,591)	36,883	(22,268)

Earnings (loss) per share attributable to shareholders of Teekay Tankers
- Basic	0.07	0.05	(0.17)	0.44	(0.27)
- Diluted	0.07	0.05	(0.17)	0.43	(0.27)

Weighted-average number of total common shares outstanding
- Basic	86,429,215	83,676,425	83,591,030	84,584,086	83,591,030
- Diluted	86,828,810	83,966,874	83,591,030	84,942,563	83,591,030

(1)

In 2010, the Company invested in two term loans (Loans) secured by two 2010-built VLCC vessels. The borrowers under the Loans were in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. In late-March 2014, the Company took full ownership of the vessels held as collateral in satisfaction of the Loans and accrued interest and recorded the vessels at their fair value at that date. As a result, the Company recognized an additional $9.1 million of interest income owing under the Loans for the three months ended March 31, 2014.

(2)

In early May 2014, the Company sold to Tanker Investments Limited (TIL) two wholly-owned subsidiaries, each of which owns one VLCC, for aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. In the second quarter of 2014, the Company recognized a $10.0 million gain on this transaction.

(3)

Includes realized losses relating to interest rate swaps that relate to the amounts actually paid of $2.5 million, $2.5 million, and $2.5 million for the three months ended September 30, 2014, June 30, 2014 and September 30, 2013, respectively, and $7.5 million and $7.4 million for the six months ended September 30, 2014, and September 30, 2013, respectively.

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(4)

Included in equity income for the three months ended September 30, 2014 are the Company’s proportionate share of earnings from its 6.5 percent interest (excluding an additional 0.9 million common shares acquired in October 2014) in Tanker Investments Ltd., which owns 14 conventional tankers, its 50 percent interest in High-Q Joint Venture, which owns one VLCC tanker, and its 50 percent interest in Teekay Tanker Operations Ltd, which owns Teekay’s conventional tanker commercial and technical management operations. The total equity income of $1.6 million includes $0.4 million of the Company’s proportionate share of items included in Appendix A to this release, related primarily to unrealized gains on derivative instruments and foreign exchange items.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at	As at
	September 30, 2014	June 30, 2014	December 31, 2013
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash	46,366	21,764	25,646
Pool receivable from affiliates	18,669	13,699	10,765
Accounts receivable	2,591	2,545	4,247
Prepaid assets	12,957	12,036	10,361
Investment in term loans	—	—	136,061
Due from affiliates	36,674	33,197	27,991
Vessels and equipment	838,139	841,013	859,308
Loan to equity accounted investment	8,680	8,680	9,830
Equity accounted investments	54,465	35,975	8,366
Derivative asset (1)	3,568	4,026	—
Other non-current assets	4,382	4,564	4,954

Total assets	1,026,491	977,499	1,097,529

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	24,195	18,359	23,320
Current portion of long-term debt	46,959	51,959	25,246
Current portion of derivative instruments	6,309	7,482	7,344
Deferred revenue	1,739	—	2,961
Due to affiliates	9,252	8,707	11,323
Long-term debt	593,297	557,439	719,388
Other long-term liabilities	18,721	20,862	23,275
Equity	326,019	312,691	284,672

Total liabilities and equity	1,026,491	977,499	1,097,529

(1)	Derivative asset reflects the fair value of the stock purchase warrant, which was received in connection with the Company’s involvement in the formation of TIL.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended
	September 30, 2014	September 30, 2013
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES

Net operating cash flow	8,632	320

FINANCING ACTIVITIES
Proceeds from long-term debt	72,897	53,181
Repayments of long-term debt	(15,275)	(17,715)
Prepayment of long-term debt	(162,000)	(25,000)
Equity contribution from Teekay Corporation	1,267	—
Cash dividends paid	(7,528)	(7,522)

Net financing cash flow	(110,639)	2,944

INVESTING ACTIVITIES
Proceeds from sale of vessels	154,000	9,119
Expenditures for vessels and equipment	(1,449)	(1,489)
Investment in Teekay Tanker Operations Ltd.	(7,153)	—
Investment in Tanker Investments Ltd.	(25,000)	—
Investment in High-Q Joint Venture	—	(4,000)
Loan repayments from equity accounted investment	1,150	—
Recoveries from (investment in) term loans	1,179	(4,067)

Net investing cash flow	122,727	(437)

Increase in cash and cash equivalents	20,720	2,827
Cash and cash equivalents, beginning of the period	25,646	26,341

Cash and cash equivalents, end of the period	46,366	29,168

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TEEKAY TANKERS LTD.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income (loss) attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net income (loss) as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income (loss) attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	September 30, 2014		September 30, 2013
	(unaudited)		(unaudited)
	$	$ Per Share (1)	$	$ Per Share (1)
Net income (loss) - GAAP basis	5,862	$0.07	(14,591)	($0.17)

(Subtract) add specific items affecting net income:
Unrealized (gain) loss on derivative instruments (2)	(2,972)	($0.03)	30	—
Loss provision on investment in term loans (3)	—	—	10,399	$0.12
Other (4)	(305)	($0.01)	131	—

Total adjustments	(3,277)	($0.04)	10,560	$0.12

Adjusted net income (loss) attributable to shareholders of Teekay Tankers	2,585	$0.03	(4,031)	($0.05)

	Nine Months Ended
	September 30, 2014		September 30, 2013
	(unaudited)		(unaudited)
	$	$ Per Share (1)	$	$ Per Share (1)
Net income (loss) - GAAP basis	36,883	$0.43	(22,268)	($0.27)

(Subtract) add specific items affecting net income:
Unrealized gain on derivative instruments (2)	(5,947)	($0.07)	(6,876)	($0.08)
(Gain) loss on sale of vessels (5)	(9,955)	($0.12)	71	—
Fair value on initial recognition of stock purchase warrant (6)	(3,420)	($0.04)	—	—
Dilution gain on equity accounted investment (7)	(2,054)	($0.02)	—	—
Loss provision on investment in term loans (3)	—	—	14,910	$0.18
Other (4)	(165)	—	271	—

Total adjustments	(21,541)	($0.25)	8,376	$0.10

Adjusted net income (loss) attributable to shareholders of Teekay Tankers	15,342	$0.18	(13,892)	($0.17)

(1)	Fully diluted per share amounts.
(2)

Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and the TIL stock purchase warrant.

(3)

In 2010, the Company invested in two term loans (Loans) secured by two 2010-built VLCC vessels. The borrowers under the Loans were in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. In late-March 2014, the Company took full ownership of the vessels held as collateral in satisfaction of the Loans and accrued interest and recorded the vessels at their fair value at that date.

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(4)

The amount recorded for the three and nine months ended September 30, 2014 relates to foreign exchange (gains) losses as well as adjustments to earnings of investments accounted for using the equity method to arrive at the adjusted net income (losses) of equity accounted investments, including foreign exchange (gains) losses and 50-percent portion of an unrealized derivative instrument gain or loss recorded by the High-Q Joint Venture, through which the Company owns a 50 percent interest in one VLCC vessel.

(5)

In early May 2014, the Company sold to TIL two wholly-owned subsidiaries, each of which owns one VLCC, for the aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. The Company recognized a $10.0 million gain on this transaction.

(6)

Reflects the fair value on the initial recognition of the stock purchase warrant issued by TIL to the Company during the three months ended March 31, 2014, which was received in connection with the Company’s involvement in the formation of TIL.

(7)	Reflects the dilution gain from the share issuance completed as part of TIL’s initial public offering in March 2014.

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TEEKAY TANKERS LTD.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

CASH AVAILABLE FOR DISTRIBUTION

(in thousands of U.S. dollars, except share and per share data)

Description of Non-GAAP Financial Measure - Cash Available for Distribution

Cash Available for Distribution (CAD) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, CAD from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments and other non-cash items.

Three Months Ended
September 30, 2014
(unaudited)
Net income for the period	5,862

Add:
Depreciation and amortization	12,451
Proportionate share of cash available for distribution from equity accounted investments	2,309
Other	182

Less:
Unrealized gain on derivative instruments	(2,972)
Equity income	(1,612)

Cash Available for Distribution	16,220

Weighted-average number of common shares outstanding for the quarter	86,429,215

Cash Available for Distribution per share (rounded)	0.19

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TEEKAY TANKERS LTD.

APPENDIX C - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

NET REVENUES

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Net Revenues

Net revenues represents revenues less voyage expenses where voyage expenses are comprised of all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies; however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended			Nine Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	53,470	44,433	39,479	159,662	127,924
Voyage expenses	(2,872)	(3,612)	(483)	(7,923)	(5,845)

Net revenues	50,598	40,821	38,996	151,739	122,079

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet in 2014 and 2015, estimated growth in global oil demand and crude oil tanker demand in 2015, changes in long-haul crude tanker movements from the Atlantic to Pacific basins and tanker fleet utilization and spot tanker rates during the remainder of 2014 and 2015; the potential impact of lower global oil prices, including oil stockpiling, a contango oil price structure, higher oil demand and reduced bunker fuel prices; the Company’s financial position and ability to take advantage of growth opportunities in an expected future tanker market recovery; and the timing of new charter-in vessel deliveries. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the financial markets; increases in the Company’s expenses, including any dry docking expenses and associated off-hire days; delays in delivery of new charter-in vessels; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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